

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Sih-Ping Koh
Chief Executive Officer
Gorilla Technology Group Inc.
7F, No.302, Ruey Kuang Road
Neihu, Taipei 114720, Taiwan, R.O.C.

>   **Re: Gorilla Technology Group Inc.**
>   **Amendment No. 3 to Registration Statement on Form F-4**
>   **Filed May 19, 2022**
>   **File No. 333-262069**

Dear Dr. Koh:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

Summary, page 24

1.   Prominently highlight the terms and incentives that are being offered to the PIPE Investors and describe how such terms differ from those available to the public shareholders.

2.   We note that Global has engaged Cantor Fitzgerald & Co. and Northland Securities, Inc. as capital markets advisors. Please disclose the purpose for Global engaging these advisors at this time and the specific activities that the advisors will engage in.

Recent Developments
Gorilla Financial Results, page 32

3. Please revise your disclosures to include a preliminary net income or loss amount in order to balance the financial information presented. In addition, please clearly label each subsection or title as preliminary and unaudited. This revision also applies to your disclosures on pages 167 and 168.

Background of the Business Combination, page 89

4. Provide a meaningful discussion of the impetus for Gorilla agreeing to the extension funding. For example, discuss the negotiations leading up to the extension funding and explain why Gorilla would be incentivized to loan Global these funds.

Global's Board of Directors' Additional Considerations since its Approval of the Business Combination
Securing PIPE re-commitment, page 105

5. Revise this section to clarify that the PIPE Investors are only obligated to fund $30.3 million rather than the full $50.5 million. For example, remove the language referring to "a commitment by PIPE Investors to fund $50.5 million via the purchase of Subunits." Additionally, discuss the factors that the PIPE Investors will consider when determining their final commitment level. Lastly, clearly state how the parties intend to bridge any gap between the PIPE investment and the Minimum Cash Condition, given the possibility of additional significant redemptions.

The Business Combination Agreement and Ancillary Agreements
Earnout, page 123

6. Revise this section to include a summary and description of the various aspects of the earnout arrangements in plain English. Clearly outline the material terms of the potential earnout consideration, identify which parties might benefit from it and under what circumstances, and describe how security holders will be able to calculate or determine the value of the consideration they might be entitled to receive.

Gorilla's Business, page 140

7. Disclose the material terms of Gorilla's agreements with the Criminal Investigation Bureau of Taiwan. Specifically, identify the nature of the various agreements entered into, disclose the duration, and explain the general nature of the services provided.

EBIT, EBITDA and adjusted EBITDA, page 166

8. We note you currently include Corporate development expenses and Adjustment to bonus calculation as reconciling items for Adjusted EBITDA. Explain how you determined to include these items as reconciling items as they appear to require cash settlement. Refer to

Item 10(e)(1)(ii)(A) of Regulation S-K. Further, move your non-GAAP disclosures to after your discussion of historical GAAP results. Refer to Question 102.10 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

<u>Unaudited Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2022, page 184</u>

9. Please label each column header on your pro forma balance sheet to note the period presented (i.e., December 31, 2021 for Gorilla and March 31, 2022 for Global) instead of the period description included in the pro forma financial statement title. Similar revisions should be made to the column headers on your pro forma statement of profit or loss (i.e., three months ending December 31, 2021 for Gorilla's Column and the three months ending March 31, 2022 for Global's column).

10. Please clarify why there is no disclosure or effect on the pro forma financial information due to the Contingent Value Rights. Please provide disclosure of significantly different results that may occur by providing additional pro forma presentations which give effect to the range of possible results. Refer to Article 11-02(a)10 of Regulation S-X.

You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Bartz